Exhibit 20.1

Contact: John Baldiserra

BPC Financial Marketing

800-368-1217

or

Donald A. French

UQM Technologies, Inc.

303-278-2002

UQM TECHNOLOGIES NAMES JOSEPH P. SELLINGER TO BOARD OF DIRECTORS

FOR IMMEDIATE RELEASE: 08-28

FREDERICK, COLORADO, MARCH 24, 2008   UQM TECHNOLOGIES, INC. (AMEX: UQM), a developer of alternative energy technologies, announced today the appointment of Joseph P. Sellinger to the Company's Board of Directors. Mr. Sellinger will replace Dr. Ernest H. Drew who will be retiring in the summer.

Mr. Sellinger recently retired after a 35 year career at Anheuser-Busch Co. Inc. where he most recently served as a Vice President and Group Executive of Anheuser Busch Companies and was Chairman, President and Chief Executive Officer of the Anheuser-Busch Packaging Group, where he was responsible for five wholly-owned packaging subsidiaries. Earlier in his career, Mr. Sellinger held the position of Vice President Operations where he was responsible for Anheuser-Busch domestic brewery operations. Mr. Sellinger graduated from Georgetown University in 1968 with a Bachelors Degree in History and served in the U.S. Navy from 1968 to 1971 including service in the Vietnam War as a Navy Intelligence Officer.

"We are very honored to have Joe join our board of directors. With 35 years of operations and manufacturing experience in a complex and high volume manufacturing environment, Joe's background and experience will be a tremendous asset as we continue to expand our manufacturing operations," said William G. Rankin, President and Chief Executive Officer of UQM Technologies. "Joe will ultimately fill the seat being vacated by Ernie Drew who will be retiring later this summer. Dr. Drew has served on the board since 1999 and serves on the audit and compensation and benefits committees of the board. We thank Ernie for his eight years of dedicated and capable service to the company, his wisdom and counsel will be greatly missed."

UQM Technologies, Inc. is a developer and manufacturer of power dense, high efficiency electric motors, generators and power electronic controllers for the automotive, aerospace, medical, military and industrial markets. A major emphasis of the Company is developing products for the alternative energy technologies sector including propulsion systems for electric, hybrid electric, plug-in hybrid electric and fuel cell electric vehicles, under-the-hood power accessories and other vehicle auxiliaries and distributed power generation applications. The Company's headquarters, engineering and product development center, and motor manufacturing operation are located in Frederick, Colorado. For more information on the Company, please visit its worldwide website at www.uqm.com.

This Release contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this Release and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things the development of markets for our products and the adequacy of our cash balances and liquidity to meet future operating needs. Important Risk Factors that could cause actual results to differ from those contained in the forward-looking statements are contained in our Form 10-Q January 30, 2008, which is available through our website at www.uqm.com or at www.sec.gov.